Filed Pursuant to Rule 424(b)(3)
Registration No. 333-139265
Prospectus
QIAO XING UNIVERSAL TELEPHONE, INC.
4,042,427 SHARES
OF COMMON STOCK
The Issuer: We are one of China’s largest manufacturers and distributors of telecommunications products. We have grown our net sales from approximately $46.4 million in 1997 to $356 million in 2005. Our product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, advanced mobile phones, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. We are located at:
Qiao Xing Science Industrial Park
Tang Quan
Huizhou City, Guangdong,
People’s Republic of China 516023
Telephone: 011-86-752-2820-268
The Offering: All of the shares of common stock being offered in this prospectus will be issued by us to the shareholders who are offering them for sale. The total shares covered by this prospectus will be issued to the selling shareholders upon conversion of their outstanding convertible notes and upon exercise of their outstanding warrants. The selling shareholders can use this prospectus to sell all or part of the shares they receive through the exercise of their convertible notes and warrants.
Nasdaq Global Market Trading Symbol: “XING”. On December 8, 2006, the last sales price of our common stock was $13.39 per share.
Proceeds From This Offering: The shareholders selling the common stock in this offering will receive all of the proceeds from their sale, minus any commissions or expenses they incur, but we may receive up to $7,800,007 from the exercise, if any, of warrants by the selling shareholders. We will bear all of the costs and expenses of registering the shares under the federal and state securities laws. These total costs and expenses are estimated to be $90,000.
This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See “Risk Factors” beginning at page 8.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is January 3, 2007.

You should only rely upon the information included in or incorporated by reference into this prospectus or in any prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information. This document may be used only where it is legal to sell these securities. The information in this document is accurate only as of the date of this document, regardless of the time of the delivery of this prospectus or of any sale of our common stock.

WHERE YOU CAN FIND MORE INFORMATION
     We file annual reports on Form 20-F and current reports on Form 6-K and other information with the U.S. Securities and Exchange Commission. You may read and copy any of our SEC filings at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about its Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. Our Internet address is http://www.cosun-xing.com.
     We are subject to the informational requirements of the Exchange Act as they apply to a foreign private issuer. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements and annual reports to shareholders, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions set forth in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act, and we are exempt from the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information.
     We have filed a registration statement on Form F-3 with the SEC that covers the resale of the common stock offered by this prospectus. This prospectus is a part of the registration statement, but the prospectus does not include all of the information included in the registration statement. You should refer to the registration statement for additional information about us and the common stock being offered in this prospectus. Statements that we make in this prospectus relating to any documents filed as an exhibit to the registration statement or any document incorporated by reference into the registration statement may not be complete and you should review the referenced document itself for a complete understanding of its terms.
     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of the prospectus, and you should be sure to review that information in order to understand the nature of any investment by you in the common stock. In addition to previously filed documents that are incorporated by reference, documents that we file with the SEC after the date of this prospectus will automatically update and, in some cases, supersede the information in the registration statement. The documents that we have previously filed and that are incorporated by reference include the following SEC filings (File No. 0-29946):
•	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2005;

•	Each of our Reports on Form 6-K filed since December 31, 2005;

•	Our proxy statement for our annual meeting of shareholders held on December 1, 2006; and

•	The “Description of Securities” contained in our Registration Statement on Form 8-A filed on December 3, 1998 pursuant to Section 12(g) of the Exchange Act, together with all amendments and reports filed for the purpose of updating that description.
     All subsequent documents and reports filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the date that this offering is terminated will automatically be incorporated by reference into this prospectus. We will provide you upon written or oral request with copies of any of the documents incorporated by reference, at no charge to you; however, we will not deliver copies of any exhibits to those documents unless the exhibit itself is specifically incorporated by reference. If you would like a copy of any document, please write or call us at:
Qiao Xing Universal Telephone, Inc.
Qiao Xing Science Industrial Park
Tang Quan
Huizhou City, Guangdong,
People’s Republic of China 516023
Attention: Corporate Secretary
Telephone: 011-86-752-2820-268
Facsimile: 011-86-752-2820-268

PROSPECTUS SUMMARY
You should read the following summary together with the more detailed information included at other sections of this prospectus. In addition, you should carefully consider the factors described under “Risk Factors” at page 8 of this prospectus.
Qiao Xing Universal Telephone, Inc.
     We are one of China’s largest manufacturers and distributors of telecommunications products. We have grown our net sales from approximately $46.4 million in 1997 to $356 million in 2005. Our product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, advanced mobile phones, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. This includes the world’s first model of dual mode and dual call waiting GSM/CDMA smartphone, the ‘CECT CoolPAD 728’, and a model of a multi-media PDA phone that enjoys 1000 hours stand by time, the ‘A1000’.
     We have established co-operative relationships with leading telecom and software companies for their China strategy, including Microsoft and Palm, aiding the success for our ‘High End Mobile Phone Strategy’.
     We have launched more than 120 models of mobile phones and have established more than 250 wholesales outlets and more than 350 after sales service centers in 31 provinces and municipalities throughout China. In the indoor business area, we currently distribute over 300 models of corded and cordless telephones and are one of China’s largest distributors of indoor phones. For our indoor phone segment, we have built a strong distribution network comprised of more than 5,000 retail stores throughout China and have established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart.
     From our inception through December 31, 2002, we were principally engaged in the manufacturing and sales of telecommunication terminals and equipment, including corded and cordless telephone sets, in China. Our history dates back to April 1992 when Mr. Rui Lin Wu, our founder and chief executive officer, established Qiao Xing Telecommunication Industry Co. Ltd. in Huizhou, People’s Republic of China (“PRC” or “China”). We initially were engaged in the original design manufacturing of corded telephones, whereby products are designed and manufactured to the customer’s requirements and instructions and are marketed under the customer’s designated brand name or without designated brand name. When we commenced our operations in August 1992, we consisted of only 100 employees and two production lines producing telephones.
     In August 1995, we were awarded the ISO9001 certificate, which reflects our reputation as a high quality telephone manufacturer.

     Our company, formerly known as Pastiche Investments Limited, was incorporated as an international business company under the International Business Companies Act of the British Virgin Islands on December 6, 1994. As of December 12, 2006, we owned:
•	100% of Qiao Xing Mobile Communication Co. Ltd. (QX Mobile), an international business company incorporated in the British Virgin Islands on January 31, 2002. QX Mobile owns 93.4% of CEC Telecom Co., Ltd. (CEC Telecom or CECT), a PRC joint venture established in China.

•	100% of Qiao Xing Communication Holdings, Ltd., an international business company incorporated in the British Virgin Islands on May 21, 2002 (QX Communication Holdings), which owns 90% of Hui Zhou Qiao Xing Property, Ltd. (QX Property), a PRC joint venture, and 90% of Hui Zhou Qiao Xing Communication Industry, Ltd. (QX Communication), a PRC joint venture. The remaining 10% of each of QX Property and QX Communication is owned by Qiao Xing Group Limited, a PRC company owned by Rui Lin Wu and his eldest son Zhi Yang Wu. Messrs. Wu and Wu are two of our executive officers and directors.
     Our principal place of business and our executive office is the Qiao Xing Science Industrial Park, Tang Quan, Huizhou City, Guangdong, People’s Republic of China, 516023, telephone: (011) 86-752-2820-268. We have designated CT Corporation, 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States.
     During 2005, we sold more than 316 corded models and 41 cordless models, nine models of fax machines, 35 models of wireless fixed phones, and 15 models of short message telephones. Our subsidiary, QX Communication, currently also designs, develops and manufactures GSM mobile phones for CEC Telecom. We have an extensive nationwide sales network that comprises more than 5,000 retail outlets in China.
     CECT is one of the few manufacturers that have been approved to manufacture both GSM and CDMA mobile phones in China.
     CECT is equipped with advanced mobile phone research, development and production capability in China. Supported by R&D and technical centers (in-house or out-sourced with suppliers/subcontractors) at three locations in Huizhou, Shanghai and Beijing, it has mastered international advanced communication technology to develop different types of mobile phones such as GSM, CDMA, GPRS, PDA, and their value added services. Among these mobile phone production technologies, 2.5G and 3G of GSM and CDMA are up to international standards.
     CECT has established a distribution network throughout China with more than 250 wholesale outlets and more than 350 after sales service centers in 31 provinces and municipalities. CECT partners with many national retailers who own appliance supermarkets across China, including Gome Appliance Company and Su Ning, the biggest appliance retailers in China.

     Through our QX Communication subsidiary, we have continued to conduct the business of the research and development and distribution of mobile phones and the design and distribution of fixed line telephones, wireless telephones and fax machines.
The Offering

Securities Offered by the Selling Shareholders	A maximum of 4,042,427 shares of common stock. All of the common shares are issuable upon conversion of our outstanding convertible notes and upon exercise of warrants. A description of the terms of the convertible notes and the warrants is included in this prospectus under “Private Placement of Convertible Notes and Warrants” on page 16.

Common Stock Outstanding as of December 7, 2006:	29,428,978 shares*

Use of Proceeds	We will not receive any of the proceeds of sales of common stock by the selling shareholders but we may receive up to $7,800,007 from the exercise, if any, of warrants by the selling shareholders.

Risk Factors	The shares of common stock offered hereby involve a high degree of risk. See “Risk Factors” on page 8.

Nasdaq Global Market Symbol	XING

*	The outstanding number of shares assumes that there has been no exercise of any of our warrants which were issued and outstanding as of December 7, 2006.

FORWARD-LOOKING STATEMENTS
     This prospectus and the documents incorporated into this prospectus by reference contain certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) and information relating to Qiao Xing that are based on the beliefs of the management of Qiao Xing as well as assumptions made by and information currently available to the management of Qiao Xing. Statements that are not based on historical facts, which can be identified by the use of such words as “likely,” “will,” “suggests,” “target,” “may,” “would,” “could,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “predict,” and similar expressions and their variants, are forward-looking. Such statements reflect the judgment of Qiao Xing as of the date of this prospectus and they involve many risks and uncertainties, such as those described below. These factors could cause actual results to differ materially from those predicted in any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. We undertake no obligation to update forward looking statements.
RISK FACTORS
     Investors should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks and investors may lose all or part of their investment. In assessing these risks, investors should also refer to the other information contained or incorporated by reference herein.
Our future revenues and operating results are inherently unpredictable, and as a result, we may fail to meet the expectations of securities analysts or investors, which could cause our stock price to decline.
     Our revenues and operating results have fluctuated significantly from quarter-to-quarter in the past, and may continue to fluctuate significantly in the future. Factors that are likely to cause these fluctuations, some of which are outside of our control, include, without limitation, the following:
•	the current economic environment and other developments in the telecommunications industry;

•	the mix of our products sold, including inventory items with low product costs;

•	our ability to control expenses;

•	fluctuations in demand for and sales of our products, the acceptance of our products in the marketplace, and the general level of spending in the telecommunications industry;

•	our ability to maintain appropriate manufacturing capacity, and particularly to limit excess capacity commensurate with the volatile demand levels for our products;

•	our ability to successfully complete a transition to an outsourced manufacturing model;

•	the ability of our outsourced manufacturers to timely produce and deliver subcomponents, and possibly complete products in the quantity and of the quality we require;

•	competitive factors, including the introduction of new products and product enhancements by competitors and potential competitors, pricing pressures, and the competitive environment in the markets into which we sell our products, including competitors with substantially greater resources than we have;

•	our ability to effectively develop, introduce, manufacture, and ship new and enhanced products in a timely manner without defects;

•	the availability and cost of components for our products;

•	new product introductions that may result in increased research and development expenses and sales and marketing expenses that are incurred in one quarter, with revenues, if any, that are not recognized until a subsequent or later quarter; and

•	the unpredictability of consumer demand and difficulties in meeting such demand.
     A high percentage of our expenses, including those related to manufacturing, engineering, sales and marketing, research and development, and general and administrative functions, is fixed in the short term. As a result, if we experience delays in generating and recognizing revenue, our quarterly operating results are likely to be seriously harmed.
     Due to these and other factors, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful. Our results for one quarter should not be relied upon as any indication of our future performance. It is possible that in future quarters our operating results may be below the expectations of public market analysts or investors. If this occurs, the price of our common stock would likely decrease.
Our stock price is highly volatile.
     The trading price of our common stock has fluctuated significantly since our initial public offering in February 1999, and is likely to remain volatile in the future. The trading price of our common stock could be subject to wide fluctuations in response to many events or factors, including the following:
•	quarterly variations in our operating results;

•	significant developments in the businesses of telecommunications companies;

•	changes in financial estimates by securities analysts;

•	changes in market valuations or financial results of telecommunications-related companies;

•	announcements by us or our competitors of technology innovations, new products, or significant acquisitions, strategic partnerships or joint ventures;

•	any deviation from projected growth rates in revenues;

•	any loss of a major customer or a major customer order;

•	additions or departures of key management or engineering personnel;

•	any deviations in our net revenue or in losses from levels expected by securities analysts;

•	activities of short sellers and risk arbitrageurs;

•	future sales of our common stock; and

•	volume fluctuations, which are particularly common among highly volatile securities of telecommunications-related companies.
     In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many high technology companies, which often has been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.
We experience intense competition with respect to our products.
     Some of our competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we have. As a result, some of these competitors are able to devote greater resources to the development, promotion, sale, and support of their products. In addition, our competitors that have larger market capitalization or cash reserves are better positioned than we are to acquire other companies in order to gain new technologies or products that may displace our product lines.
We are subject to a concentration of credit risk.
     We perform ongoing credit evaluations of each customer’s financial condition. We maintain reserves for potential credit losses and such losses in the aggregate have not exceeded management’s projections. As of December 31, 2005 and 2004, our five largest accounts receivable accounted for approximately 47% and 63% of our total accounts receivable.
The economy of China differs from the economies of most countries and creates significant risks.
     Although the majority of productive assets in China are still owned by the government, economic reform policies since 1978 have emphasized decentralization and the utilization of market mechanisms in the development of the Chinese economy. We have significantly benefited from such reforms, as the Ministry of Post and Telecommunications since 1994 has opened the telecommunications equipment market of China to all kinds of manufacturers. Our management believes that the basic principles underlying the reforms will continue to provide an acceptable framework of the PRC’s political and economic systems. In addition, we currently see no evidence that this refinement and readjustment process may adversely affect, directly or indirectly, the Company’s operations in the future.
     As substantially all of our operations are conducted in Mainland China, we are subject to special considerations and significant risks not typically associated with companies operating in

North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. Our results may be adversely affected by changes in the political and social conditions in Mainland China, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.
     In addition, substantially all of our revenue is denominated in Renminbi (“Rmb”) which must be converted into other currencies before remittance outside Mainland China. Both the conversion of Renminbi into foreign currencies and the remittance of foreign currencies abroad require the approval of the Mainland Chinese government.
Our currency is not freely convertible.
     The State Administration for Exchange Control (“SAEC”), under the authority of the People’s Bank of China (the “PBOC”), controls the conversion of Renminbi into foreign currency. The value of the Renminbi is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System (“CFETS”) market. Since substantially all of our raw materials are provided by local suppliers using Renminbi and the majority of our expenses are denominated in Renminbi, restrictions on currency conversions did not materially affect our operations. Also, since we do not expect to require any raw material that are not permitted or are limited to purchase using foreign currencies, our management believes that such restriction will not materially affect our operations in the future. However, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and our other holdings and investments, and our operating subsidiaries located in China may be subject to restrictions on the conversion of Renminbi to U.S. dollars and, as a result, may be restricted to make distributions to us.
We may not maintain adequate insurance coverage for damage to our Chinese factories.
     We have no direct business operation, other than our ownership of our subsidiaries located in China, and our results of operations and financial condition are currently solely dependent on our subsidiaries’ factories in China. We currently maintain fire, casualty and theft insurance aggregating approximately $7 million covering various of our stock in trade, goods and merchandise, furniture and equipment, and factory buildings in China. The proceeds of this insurance may not sufficiently cover material damage to, or the loss of, any of our factories due to fire, severe weather, flooding or other cause, and such damage or loss would have a material adverse effect on our financial condition, business and prospects. However, we have not materially suffered from such damage or loss to date.

Our Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which they operate.
     Our Company, QX Mobile and QX Communication Holdings were incorporated under the International Business Companies Act of the British Virgin Islands and, accordingly, are exempted from payment of the British Virgin Islands income taxes. Our Company is also registered in Hong Kong as a branch office and is subject to Hong Kong income taxes at a rate of 17.5%.
     The corporate income tax rates for our foreign investment enterprises (“FIE”) in China may increase in the near future with the expected unification of corporate income tax rates for local and foreign companies.
We depend upon certain key personnel to manage our company.
     Our ability to successfully carry out our business plans continues to be largely dependent upon the efforts of our senior management and executive officers, particularly our chairman, Rui Lin Wu. We have not entered into an employment agreement with Mr. Wu and the loss of his services would have a material adverse effect on our ability to achieve our business objectives. Further, we do not maintain any key-person life insurance policy on his life.
We are controlled by one of our shareholders, whose interests may differ from other shareholders.
     Rui Lin Wu, our chief executive officer and chairman, and members of his family beneficially own or control approximately 36.2% of our outstanding shares as of June 20, 2006. Accordingly, he has controlling influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He also has the power to prevent or cause a change in control. In addition, without his consent, we could be prevented from entering into transactions that could be beneficial to us. The interests of this shareholder may differ from the interests of the other shareholders.
Our holding company structure creates restrictions on the payment of dividends.
     We have no direct business operations, other than our ownership of our subsidiaries. While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. If future dividends are paid in Renminbi, fluctuations in the exchange rate for the conversion of Renminbi into U.S. dollars may adversely affect the amount received by U.S. shareholders upon conversion of the dividend payment into U.S. dollars.
It may be difficult to serve us with legal process or enforce judgments against us or our management.
     We are a British Virgin Islands holding company, and all or a substantial portion of our assets are located in China. In addition, all of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of such non-residents are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon them. Moreover, there is doubt as to whether the courts of the British Virgin Islands or China would enforce:
•	judgments of United States courts against us, our directors or our officers based on the civil liability provisions of the securities laws of the United States or any state; or

•	in original actions brought in the British Virgin Islands or China, liabilities against us or non-residents based upon the securities laws of the United States or any state.
Some information about us may be unavailable due to exemptions under the Exchange Act for a foreign private issuer.
     We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies, including:
•	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.
Because of these exemptions, investors are not provided with the same information which is generally available about public companies organized in the United States.
Since we are a British Virgin Islands company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.
     Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. British Virgin Island law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in U.S. jurisdictions. In addition, the circumstances in which a shareholder of a BVI company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the U.S.
     Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most U.S. jurisdictions. The directors of a BVI corporation, subject in certain cases to court approval but without shareholder approval, may implement a reorganization, merger or consolidation, the sale of any assets, property, part of the business, or securities of the corporation. Our ability to amend our Memorandum of Association and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our common stock at a premium over then current market prices.

CAPITALIZATION AND INDEBTEDNESS
     The following table sets forth our capitalization as of October 31, 2006 on an actual basis. All data in the following table is unaudited.

	RMB	USD
	(in thousands)
Long term indebtedness
Shareholders’ loans	7,959	986
of which secured	—	—
of which guaranteed	—	—
Notes	532,633	66,000
of which secured	—	—
of which guaranteed	322,808	40,000

Short term indebtedness
Short term borrowings	1,034,220	128,153
of which secured	249,519	30,919
of which guaranteed	593,800	73,579

Total Indebtedness	1,574,812	195,139
of which secured	249,519	30,919
of which guaranteed	916,608	113,579

Shareholders’ Equity:

Common stock, par value Rmb0.008 (equivalent of US$0.001), authorized 50,000,000 shares, outstanding and fully paid 25,739,458 shares as of October 31, 2006	212	26
Additional paid-in capital	1,156,484	143,303
Retained earnings	656,571	81,357
Cumulative translation adjustments	1,095	136
Total shareholders’ equity	1,814,362	224,822

Total Capitalization and Indebtedness	3,389,174	419,961

PRIVATE PLACEMENT OF CONVERTIBLE NOTES AND WARRANTS
Background
     On October 31, 2006, we entered into and closed a Securities Purchase Agreement (the “Agreement”) with two accredited investors pursuant to which we issued and the investors purchased $26,000,000 of our 4.5% senior convertible notes, as well as 363,637 common stock purchase warrants. In addition, our placement agent received 181,818 common stock purchase warrants with identical terms to those issued to the investors.
The Transaction
     The following summarizes the material terms of the transaction and is qualified in its entirety by the Agreement and the exhibits thereto (each of which was filed as an exhibit to our Current Report on Form 6-K filed on November 1, 2006).
     The material terms and conditions of the senior convertible notes are summarized as follows:
•	the interest rate on the notes is 4.5% per annum, payable in cash in arrears on a calendar semi-annual basis beginning December 31, 2006

•	the date of maturity of the notes is April 30, 2009

•	the notes are convertible at the investors’ option into our common stock, $0.001 per share

•	the initial conversion price for our common stock is $14.30 per share (which represents a 10% premium to the five day volume weighted average price (“VWAP”) of our common stock as of the date of execution of the term sheet for this transaction), subject to adjustment as provided in the notes

•	the investors cannot convert the notes to the extent that after giving effect to such conversion, the investors (together with their affiliates) would beneficially own in excess of 9.99% of our common stock outstanding immediately after giving effect to the conversion

•	the conversion price for our common stock is subject to reset if the average of the daily VWAP of our common stock for the five trading days ending on each six-month anniversary of the closing until maturity (each a “Reset Date”) is less than $13.00. In that event, the conversion price is reset to a price equal to 100% of the VWAP of our common stock for the five trading days ending on the applicable Reset Date. In no event will the conversion price be reset to a price less than $7.80 per share.

•	the notes require an automatic repricing of the conversion price if we make certain sales of our common stock or common stock equivalents in a capital-raising transaction at a price below the conversion price. (This “ratchet adjustment” provision does not apply in the case of certain exempt issuances.)

•	the notes are unsecured

•	the investors can require us to redeem the notes after one year in an amount equal to the sum of (a) the outstanding principal of the notes, (b) the accrued and unpaid interest thereon, and (c) 3% on the sum of (a) and (b)

•	we may be required to prepay the notes if certain transactions or events of default occur at the greater of:

•	the conversion amount to be redeemed multiplied by a redemption premium of 125%, or

•	the product of the conversion rate at the time of default and the closing bid price on the date immediately preceding such event of default

•	we are required by the terms of the Registration Rights Agreement entered into concurrently with the Agreement to file after the closing date with the Securities and Exchange Commission a registration statement to register the common stock issuable upon conversion of the notes and exercise of the warrants to permit the investors to resell such common stock to the public

•	under the terms of the Agreement, we are subject to certain cash penalties if we are unable to deliver to the investors the common stock receivable upon conversion of the notes and exercise of the warrants in a timely manner
     The material terms and conditions of the common stock purchase warrants are summarized as follows:
•	each warrant is exercisable to purchase one share of our common stock

•	the initial exercise price of each warrant is $14.30 per share, subject to adjustment as provided in the warrant

•	the warrants are exercisable for a period of five (5) years from their date of issuance of October 31, 2006

•	the warrants contain a “cashless exercise” feature if the registration statement covering the shares underlying the warrants is not available for the resale of the shares upon exercise of the warrants

•	the warrants contain certain limitations on the exercise thereof in the event that the holder would beneficially own in excess of 9.99% of our common stock outstanding immediately after giving effect to such exercise

•	the warrants require an automatic repricing of the exercise price if we make certain sales of our common stock or common stock equivalents in a capital-raising transaction at a price below the warrant exercise price. (This “ratchet adjustment” provision does not apply in the case of certain exempt issuances.)

SELLING SHAREHOLDERS
     The shares of common stock being offered by the selling shareholders are issuable upon conversion and/or redemption of the convertible notes and upon exercise of the warrants. For additional information regarding the issuance of those convertible notes and warrants, see “Private Placement of Convertible Notes and Warrants” above. We are registering the shares of common stock in order to permit the selling shareholders to offer the shares for resale from time to time. Except for the ownership of the convertible notes and warrants issued pursuant to the Agreement and prior equity and debt purchases with the Company under effective registration statements, the selling shareholders have not had any material relationship with us within the past three years.
     The table below lists the selling shareholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling shareholders.
     The second column lists the number of shares of common stock beneficially owned by each selling shareholder, based on its ownership of our common stock, the convertible notes and warrants, as of December 8, 2006, assuming conversion and/or redemption of all convertible notes and exercise of the warrants held by the selling shareholders on that date, without regard to any limitations on conversions, redemptions or exercise.
     The third column lists the shares of common stock being offered by this prospectus by the selling shareholders.
     In accordance with the terms of a registration rights agreement among the Company and the selling shareholders, this prospectus generally covers the resale of 130% of the sum of (i) the maximum number of shares of common stock issuable upon conversion and/or redemption of the convertible notes and (ii) the maximum number of shares of common stock issuable upon exercise of the related warrants as of the trading day immediately preceding the date the registration statement is initially filed with the SEC. Because the conversion price of the convertible notes and the exercise price of the warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus.
     The fourth column assumes the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.
     Under the terms of the convertible notes and the warrants, a selling shareholder may not convert the convertible notes or exercise the warrants to the extent such conversion, redemption or exercise would cause such selling shareholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 9.99% of our then outstanding shares of common stock following such conversion, redemption or exercise, excluding for purposes of such determination shares of common stock issuable upon conversion and/or redemption of the convertible notes which have not been converted or redeemed and upon exercise of the warrants that have not been exercised. The number of shares in the second column does not reflect this limitation. The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”
     The following information sets forth the beneficial ownership of our shares of common stock by each of the Selling Shareholders as of December 8, 2006 and gives effect to securities deemed outstanding and beneficially owned pursuant to Rule 13d-3(d)(1) under the Exchange Act.

			Maximum Number of
	Number of Shares		Shares to be Sold	Number of Shares
	Owned Prior to		Pursuant to this	Owned After
Name of Selling Shareholder	Offering		Prospectus	Offering
DKR SoundShore Oasis Holding Fund Ltd. (1)	6,730,601	(2)	1,636,364	5,094,237
CEDAR DKR Holding Fund Ltd. (3)	771,300	(4)	181,818	589,482
Worldwide Gateway Co., Ltd (5)	1,282,636	(6)	181,818	1,100,818
OTA LLC (7)	763,637	(8)	763,637	0

     (1) The investment manager of DKR SoundShore Oasis Holding Fund Ltd. (the “Fund”) is DKR Oasis Management Company LP (the “Investment Manager”). The Investment Manager has the authority to do any and all acts on behalf of the Fund, including voting any shares held by the Fund. Mr. Seth Fischer is the managing partner of Oasis Management Holdings LLC, one of the general partners of the Investment Manager. Mr. Fischer has ultimate responsibility for trading with respect to the Fund. Mr. Fischer disclaims beneficial ownership of the shares.
     (2) Represents:
•	400,000 shares of common stock upon exercise of 400,000 warrants at $8.125 per share at any time until January 17, 2010

•	131,973 shares of common stock upon exercise of 131,973 warrants at $8.027 per share at any time until June 13, 2011

•	4,484,864 shares of common stock upon conversion of our $36 million senior convertible note at $8.027 per share at any time until June 13, 2009

•	1,636,364 shares of common stock upon conversion of our $23.4 million senior convertible note at $14.30 per share at any time until April 30, 2009

•	77,400 shares of common stock
     (3) The investment manager of CEDAR DKR Holding Fund Ltd. (the “Cedar Fund”) is DKR Oasis Management Company LP (the “Investment Manager”). The Investment Manager has the authority to do any and all acts on behalf of the Cedar Fund, including voting any shares held by the Cedar Fund. Mr. Seth Fischer is the managing partner of Oasis Management Holdings LLC, one of the general partners of the Investment Manager. Mr. Fischer has ultimate responsibility for trading with respect to the Cedar Fund. Mr. Fischer disclaims beneficial ownership of the shares.

     (4) Represents:
•	14,664 shares of common stock upon exercise of 14,664 warrants at $8.027 per share at any time until June 13, 2011

•	498,318 shares of common stock upon conversion of our $4.0 million senior convertible note at $8.027 per share at any time until June 13, 2009

•	181,818 shares of common stock upon conversion of our $2.6 million senior convertible note at $14.30 per share at any time until April 30, 2009

•	76,500 shares of common stock
     (5) Lai Kui Shing Andy exercises investment and voting control over the shares.
     (6) Represents:
•	25,000 shares of common stock upon exercise of 25,000 warrants at $8.125 per share at any time until January 17, 2010

•	22,500 shares of common stock upon exercise of 22,500 warrants at $9.86 per share at any time until February 17, 2010

•	5,000 shares of common stock upon exercise of 5,000 warrants at $9.86 per share at any time until April 13, 2010

•	848,318 shares of common stock

•	181,818 shares of common stock upon exercise of 181,818 warrants at $14.30 per share at any time until October 31, 2011

•	200,000 shares of common stock upon exercise of 200,000 warrants at $14.30 per share at any time until October 31, 2010
     (7) OTA LLC purchased 360,000 warrants from the Fund and 40,000 warrants from the Cedar Fund on November 9, 2006. Thereafter, OTA LLC purchased 327,273 warrants from the Fund and 36,364 warrants from the Cedar Fund on November 27, 2006. Ira M. Leventhal exercises voting control and investment discretion over the shares owned by OTA LLC.
     (8) Represents:
•	400,000 shares of common stock upon exercise of 400,000 warrants at $14.30 per share at any time until October 31, 2010

•	363,637 shares of common stock upon exercise of 363,637 warrants at $14.30 per share at any time until October 31, 2011

USE OF PROCEEDS
     The selling shareholders will receive the net proceeds from the sale of their shares of common stock. We will not receive any proceeds from these sales. We will, however, receive proceeds from the exercise, if any, of the warrants. Each warrant entitles the holder to purchase shares of common stock at an initial exercise price of $14.30, subject to adjustment. The purchase price is payable in cash. If all of the warrants are exercised for cash at $14.30 per share, we will receive up to $7,800,007.
DETERMINATION OF OFFERING PRICE
     The selling shareholders may use this prospectus from time to time to sell their common stock at a price determined by the shareholder selling the common stock. The price at which the common stock is sold may be based on market prices prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices.
PLAN OF DISTRIBUTION
     We are registering the shares of common stock issuable upon conversion and/or redemption of the convertible notes and upon exercise of the warrants to permit the resale of these shares of common stock by the holders of the convertible notes and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.
     The selling shareholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,
•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.
     The selling shareholders may pledge or grant a security interest in some or all of the convertible notes, or warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
     The selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.
     Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
     There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.
     The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.
     We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated not to exceed $90,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the registration rights agreement, or we may be entitled to contribution.
     Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.
     Insofar as indemnification for liabilities arising under the securities act may be permitted to directors, officers or persons controlling us, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
DESCRIPTION OF SECURITIES
     We have previously registered our common stock under the Exchange Act by filing a Form 8-A on December 3, 1998.
LEGAL MATTERS
     Certain legal matters have been passed upon for us by Andrew N. Bernstein, P.C., 5445 DTC Parkway, Suite 520, Greenwood Village, Colorado 80111.
EXPERTS
     Our audited consolidated financial statements as of December 31, 2005 and for each of the three years ended December 31, 2005, have been incorporated by reference in this prospectus in reliance upon the report of Grobstein, Horwath and Company, LLP, Sherman Oaks, California, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
EXPENSES OF THE ISSUE
     The following table sets forth the aggregate expenses to be paid by us in connection with this offering. All amounts shown are estimates, except for the SEC registration fee. We will pay all expenses in connection with the distribution of the shares of common stock being sold by the Selling Shareholders (including fees and expenses of their counsel), except for the underwriting discount payable by the particular Selling Shareholder.

SEC Registration Fee	$3,867
Accounting fees and expenses	10,000
Legal fees and expenses(1)	65,000
Printing and mailing expenses	5,000
Miscellaneous	6,133

Total	$90,000

(1)	Excludes legal fees incurred in connection with the private placement of the Convertible Notes.